Exhibit 10.1
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March 31, 2008
Mr. Jim Wilson
4 West 21st Street, Apt. 11B
New York, NY 10010
646.808.4240
jimW@rolomedia.com
Dear Mr. Wilson:
On behalf of Atari, Inc. (“Atari”), I am very pleased to extend to you an offer of employment with our company, with a start date of March 31, 2008 (the “Employment Date”). We believe that you will be a tremendous addition to the team, and we are all very excited about the prospect of you joining us. The purpose of this letter is to confirm the terms and conditions of our offer of employment to you.
1.	Position. You will serve in an exclusive full-time capacity as Chief Executive Officer and President, reporting to Atari’s Board of Directors (the “Board”).

2.	Base Salary. Your annual base salary for this position is four hundred thousand dollars ($400,000.00), minus the deductions required by law, which will be paid to you in equal installments in accordance with Atari’s customary payroll practices. It is our current practice to pay our employees on a semi-monthly basis; typically, the 5th and the 20th of each month.

3.	Annual Bonus.
     (a) You will also be eligible to receive an annual bonus of (i) sixty percent (60%) of your then-current annual base salary if specified “performance goals” for the applicable fiscal year are satisfied (the “Standard Bonus”), plus (ii) up to an additional one hundred forty percent (140%) of your then-current annual base salary depending on the degree to which the specified “performance goals” are exceeded for the applicable fiscal year. The “performance goals” for the annual bonus will be based both upon achievements by Atari of specified financial objectives and your attainment of individual objectives, over the course of the relevant fiscal year. Your individual objectives and the Atari financial objectives (including milestones upon which your bonus percentage will increase and the specific amounts of such increase) will be determined by the Board (or

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the Compensation Committee thereof) in its discretion, in consultation with you and giving due consideration to your recommendations, and shall be set forth in writing and furnished to you (A) within sixty (60) days of the Employment Date with respect to the fiscal year ending March 31, 2009, and (B) by April 30th of each subsequent fiscal year. The evaluation of your performance and Atari’s financial performance shall be determined by the Board (or Compensation Committee thereof) in its sole discretion. Each bonus will be paid within two and one-half (2 1/2 ) months of the end of Atari’s fiscal year for which the bonus is earned. You must be an active employee at the time that bonuses are paid in order to receive any bonus payment for the applicable fiscal year. Should your employment terminate before that time, except as provided in Section 8(a)(iv) hereof, you will not be eligible to receive any payment or pro-ration of the annual bonus payment.
(b) Notwithstanding Section 3(a), fifty percent (50%) of your Standard Bonus for the fiscal year ending March 31, 2009 shall be guaranteed and will be paid to you within thirty (30) days following your first year anniversary date, provided that you are still an active employee on that date.
4.	Stock Options.
     (a) Effective on the Employment Date, Atari will grant to you, subject to the terms and conditions of the standard option award agreement and the 2005 Stock Incentive Plan previously provided to you, options to purchase 687,146 shares of Atari’s common stock (the “Atari Option”). The exercise price of shares granted under the Atari Option shall be equal to the last sales price of the common stock on the date of grant. The Atari Option will vest 6.25% per quarter (commencing with the quarter ending June 30, 2008), subject to your continued employment with Atari as of each applicable vesting date. Upon the occurrence of a Change in Control (as defined under the 2005 Stock Incentive Plan), any unvested portion of the Atari Option shall become fully vested and immediately exercisable, except that, the acquisition transaction contemplated between Atari and Infogrames Entertainment, S.A. (“IESA”) (as more fully described in Section 4(c) below) shall not constitute a Change in Control and consequently shall not trigger immediate vesting or exercisability.
     (b) All unvested stock options (whether granted pursuant to the Atari Option, or otherwise thereafter) and all vested but unexercised stock options will terminate in accordance with the provisions of the applicable stock plan pursuant to which they were granted. All stock options shall expire on the tenth anniversary of the grant date.

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     (c) If Atari’s majority shareholder, IESA, shall successfully complete an acquisition of the minority interests in Atari (as previously announced), Atari’s Board will use its best efforts to cause IESA to agree to grant to you a stock option with respect to the stock of IESA (the “IESA Option”), in substitution of the Atari Option. The IESA Option shall have an exercise price per share equal to the fair market value of the IESA stock on the date of grant, and shall have the same vesting schedule and term of exercise as the Atari Option. The number of shares subject to the IESA Option shall be determined such that the present value of the IESA Option shall be approximately equal to the present value of the Atari Option, using a Black-Scholes or other reasonable option valuation methodology. You hereby agree to the grant of such IESA Option in substitution for and cancellation of the Atari Option.
5.	Benefits. As a full-time employee, you are eligible to participate in our benefits program, and shall commence participation on the Employment Date or as soon as permitted thereafter under the terms of any individual plan. This program includes life, medical, dental, vision and disability insurance, a 401(k) account plan (which includes a company match), medical and dependent care reimbursement accounts, paid holidays and vacation. In accordance with current Atari policy, you will initially be entitled to fifteen (15) vacation days and five (5) sick days per year, to be accrued and taken in accordance with company policy. All of these benefits are subject to Atari policies and the applicable plan documents, which may be amended and/or terminated by Atari at any time, and the highlights of which are provided in the Benefit Overview document, which you have been provided. We will review our benefit information with you in detail and answer any questions that you may have when you begin your employment.
6.	Business Expenses. You will be entitled to receive prompt reimbursement of all reasonable out-of-pocket expenses properly incurred by you during your employment in connection with your duties, including reasonable expenses of entertainment and travel, provided that such expenses are properly documented and reported in accordance with the applicable business expense policies and procedures of Atari.
7.	Employment. Your employment relationship with Atari is “at will”, and you have the right to terminate that employment relationship at any time. Although we hope you will remain with us and be successful here, Atari retains the right to terminate the employment relationship at any time, with or without notice and with or without Cause (as defined below).
8.	Severance. Notwithstanding Section 7, above, the following shall apply if, and only if, you are terminated by Atari without Cause, you choose to terminate your employment

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with Atari for Good Reason or your employment is terminated due to a Disability (as each of those terms is defined below).
     (a) Severance Payments and Benefits:
     (i) You will be eligible for the continuation of your annual base salary for the period of twelve (12) months (the “Severance Period”). This amount shall be paid ratably over the Severance Period in accordance with Atari’s customary payroll practices, and subject to tax withholding.
     (ii) Your medical, dental and vision benefits will be maintained during the Severance Period (as defined above) and subsidized by Atari in order that your premiums will be the same as for active employee status, which shall be provided in the same manner as Atari provides such benefits to its full-time employees, to the extent permitted by those plans. And, if not permitted by those plans (as applicable), Atari will reimburse you for your COBRA premiums during the Severance Period in an amount equal to the employer’s contribution of premium as of your last date of active employment.
     (iii) You will be able to exercise vested stock options as set forth in the applicable Atari stock plan or agreement.
     (iv) You will be eligible for a pro rata portion of the Standard Bonus for the fiscal year in which your employment terminates. The amount will be prorated based on the number of days you are employed during the relevant fiscal year as a percentage of the total number of days in such fiscal year.
     (b) Condition upon Payments and Benefits: The severance payments and benefits provided in this Section 8 shall be conditioned upon you signing Atari’s standard Termination and General Release Agreement, or any other substantially similar general release in a form to be provided by Atari.
     (c) Definitions: For purposes of this letter agreement, the following terms shall have the meanings indicated:
     (i) “Cause” shall mean: (A) your willful failure, refusal or gross neglect to perform your material duties and obligations as Chief Executive Officer and President and as reasonably assigned by the Board; (B) your breach of any material provision of this letter agreement or Atari policy (including, without limitation, the Proprietary Information and Inventions Agreement and the Code of Ethics, Standards of Conduct and Confidentiality policy); or (C) your conviction

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of any felony (excluding a minor traffic violation); provided, however, that in no event will a violation of items (A) and (B) constitute Cause unless Atari has provided you with written notice of the event on which Cause is based within ninety (90) days of Atari’s discovery of its most recent occurrence, and you fail to remedy the event within thirty (30) days of receipt of such notice.
     (ii) “Disability” shall mean a physical or mental condition that prevents you from performing the essential functions of your job, with or without reasonable accommodations, for a period of six (6) consecutive months, or for shorter periods aggregating six (6) months during any twelve (12) month period; and
     (iii) “Good Reason” shall mean: (A) a material adverse change in your reporting relationship from that provided in Section 1, (B) a material reduction in job responsibilities; (C) a material reduction in your base compensation, or (D) in the event that the IESA transaction referred to in Section 4(c) shall occur, the failure of Atari to cause IESA to grant the IESA Option, unless your other compensation (including the Atari Option) is adjusted or supplemented on a basis that takes into account the value of the IESA Option (or any portion thereof that is not granted), as determined by Atari in good faith; provided, however, that in no event will any of the foregoing constitute Good Reason unless you have provided Atari with notice of the event on which Good Reason is based within ninety (90) days of its occurrence, and Atari fails to remedy the event within thirty (30) days of receipt of such notice.
     (d) No other Obligation or Offset: No payments or benefits will be made by reason of a termination of your employment for any reason other than a termination without Cause, for Good Reason or due to a Disability (as described above) and except as otherwise required by law. Atari’s obligation to make the payments provided for in this Section 8 and otherwise to perform its obligations hereunder shall not be affected by any setoff, counterclaim, recoupment, defense or other claim, right or action which Atari and/or any of its affiliates may have against you.
9.	Conditions of Employment. As a condition of your employment, you agree to the following protections:
     (a) You will sign and abide by all of the provisions of Atari’s Proprietary Information and Inventions Agreement, as well as the Code of Ethics, Standards of Conduct and Confidentiality, which are attached to this letter agreement and incorporated in and made a part hereof as Exhibit A and Exhibit B, respectively.

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     (b) You agree to hold in confidence any proprietary or confidential information received as an employee of Atari, and you agree that, as your employer, Atari shall own any and all of the products, proceeds and results of your services, including all ideas or suggestions and other intellectual property (collectively, “IP”) related to Atari’s business, including game, media or the electronic entertainment business that you create or make while employed by Atari; to the extent Atari is not deemed the owner of such IP by virtue of the employment relationship, you hereby irrevocably assign each such IP and all rights therein to Atari as if each such IP were a work-for-hire commissioned by and for Atari.
     (c) You will not bring to Atari or use on behalf of Atari any confidential materials and/or proprietary from any of your former employers, and you will not violate any other obligations to any of your former employers.
     (d) In the event of any conflict between any agreements set forth in this Section 9, including as attached hereto, and any other agreements between you and Atari concerning the subject matter hereof, all such agreements shall be interpreted together in a manner that will give Atari the greatest protections.
10.	Employee Covenants.
     (a) Non-Solicitation/Non-Hire: For a period of six (6) months after the termination of your employment with Atari, regardless of the reason for termination, you will not, directly or indirectly, solicit any employee of Atari to terminate his or her employment with Atari, or hire any person who is, and was when your employment ended, an employee of Atari. This paragraph will not, however, prevent a company with which you are associated after the termination of your employment from advertising employment opportunities in trade publications, publications of general circulation or other media of general circulation (such as internet sites), so long as those advertisements are not targeted at employees of Atari or its affiliates/subsidiaries, nor prevent a company with which you are associated from soliciting or hiring any employee of Atari, so long as you are not directly involved in such solicitation or hiring or in causing such solicitation or hiring.
     (b) Non-Competition: (1) For a period of six (6) months after the termination of your employment with Atari, regardless of the reason for termination, you will not, directly or indirectly, whether as an employee, an owner or otherwise, be involved with or give assistance to any person or entity that develops, publishes or distributes video games in the United States of America, including publishing or distributing video games over the internet. Nothing in this paragraph will, however, prevent you from owning as a

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passive investor less than one percent (1%) of the outstanding shares of a company, the shares of which are listed on a national securities exchange, or traded on a national trading market, in the United States of America.
     (2) Atari acknowledges that you own a twenty-five percent (25%) interest in GameSocial Holdings, LLC, a company which provides an online games social network (together with its affiliates or any successor, “GameSocial”). You hereby acknowledge and agree that during the term of your employment hereunder and for six (6) months after your employment ceases, you shall only have a passive investment interest in GameSocial, such that you exercise no voting rights, provide no advice or services, make no strategic or management decisions, and do not increase your holdings in GameSocial, and within thirty (30) days from the Employment Date you shall deposit your holdings in a blind trust pursuant to which an executor(s) other than yourself shall have sole discretion over, and knowledge of, the assets.
     (3) Atari further acknowledges its receipt of a copy of related contracts between you and Sony BMG and Time Life, pursuant to which you were engaged through December 1, 2008, to assist in the sale of certain non-core assets (the “Sony Contracts”). Those assets, together with the time frame for the respective sale transactions, are set forth on Schedule A hereto, which you represent is entirely complete and accurate. You agree that you will terminate the Sony Contracts by the earlier of (i) ninety (90) days from the Employment Date, or (ii) the date upon which the last sale transaction set forth on Schedule A is completed. You agree that until such termination you will spend no more than three (3) hours per week completing the tasks required of you under the Sony Contract. You further agree that your services under the Sony Contracts will not prevent you from performing your duties as CEO of Atari and will not result in any conflict of interest with your obligations to Atari. You agree that you will not renew or extend the Sony Contracts, nor will you accept further work from Sony BMG or Time Life or any other third party during the term of your employment.
     (4) Notwithstanding the foregoing provisions of this Section 10(b), in the event that IESA transaction referred to in Section 4(c) shall occur, and upon or within six (6) months following the consummation of such transaction your employment is terminated either by Atari without Cause or by you for Good Reason in accordance with the terms of this letter agreement, then (i) the six (6) month post-employment noncompetition restriction provided in paragraph 10(b)(1) above shall not apply, and (ii) the six (6) month post-employment restriction with respect to GameSocial provided in paragraph 10(b)(2) above shall not apply.

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     (c) Non-Disparagement: During and after your employment with Atari, you will not take any action which is intended, or would reasonably be expected, to harm Atari’s reputation or which would reasonably be expected to lead to unwanted or unfavorable publicity regarding Atari. Nothing in this Section 10(c) will, however, (i) preclude you from making non-defamatory statements regarding Atari and taking other actions in the course of engaging in legitimate activities not prohibited by this letter agreement, or (ii) preclude you from testifying truthfully and completely, or from fully complying with any legal process, in any judicial or quasi-judicial proceeding or with regard to any governmental inquiry.
     (d) Injunctive Relief: By signing this letter agreement, you acknowledge that if you breach any of the provisions of Section 9 or this Section 10, Atari is likely to suffer irreparable damages, the amount of which cannot readily be determined. Therefore, you agree that Atari will be entitled to injunctive relief or other equitable relief with regard to any threatened or ongoing violation of these provisions. Such relief will be in addition to, and not instead of, any other relief to which Atari is entitled.
11.	Legal Right To Work. Federal law requires that you provide satisfactory proof of eligibility for employment within the United States, by completing the Employment Eligibility Verification Form I-9. Please bring in original documentation with you on your first day of employment.
12.	Code Section 409A. The intent of the parties is that payments and benefits under this letter agreement comply with Internal Revenue Code Section 409A and applicable guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this letter agreement shall be interpreted to be in compliance therewith. If you notify Atari (with specificity as to the reason therefor) that you believe that any provision of this letter agreement would cause you to incur any additional tax or interest under Code Section 409A, and Atari concurs with such belief or Atari (without any obligation whatsoever to do so) independently makes such determination, Atari shall, after consulting with you, reform such provision to attempt to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A, including, but not limited to, delaying the commencement of any payment under this Agreement for six (6) months from your termination of employment if it is determined that you are a “specified employee” as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code and applicable guidance thereunder, and such amounts are deemed to be deferred compensation subject to the requirements of Code Section 409A. In no event whatsoever shall Atari be liable for any additional tax, interest or penalties that may be imposed on

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you by Code Section 409A or any damages for failing to comply with Code Section 409A.
13.	Miscellaneous.
     (a) Relocation: In the event that during your employment Atari changes the location of its principal office such that it is more than fifty (50) miles from its current location in New York City, and you are required to relocate, Atari shall reimburse you for the reasonable and necessary costs of such relocation, including expenses incurred for movement of household goods, broker fees on the sale of property, and the reasonable cost of temporary housing for a period not to exceed six (6) months. Any such reimbursement shall be subject to applicable tax requirements.
     (b) Legal Fees: You will be reimbursed for the legal fees incurred in the negotiation and review of this letter agreement, which is not to exceed five thousand dollars ($5,000.00). Your attorney shall submit an invoice to Atari directly for such fees, which invoice Atari shall pay within thirty (30) days of receipt thereof.
     (c) No Conflict: You represent and warrant that neither your employment with Atari nor your performance of any of your obligations under this letter agreement will conflict with or violate any obligations you have to any other person, whether under an agreement or otherwise.
     (d) Cooperation: Following termination of your employment with Atari, you will cooperate with Atari, as reasonably requested by Atari and subject to Atari’s reimbursement of your reasonable out-of-pocket expenses, to effect an orderly transition of your responsibilities and to ensure that Atari is aware of all material matters being handled by you. During and after your employment, you will, at Atari’s expense, provide all information and other assistance that Atari may reasonably request in connection with any legal, quasi-legal or other governmental proceeding, including any external or internal investigation, involving Atari or any of its affiliates relating to activities in which you were involved during your employment and in which your interests are not adverse to those of Atari.
     (e) Entire Agreement: This letter agreement contains the entire agreement between the parties regarding the subject matter of this letter agreement and supersedes any prior agreements or understandings between the parties regarding that subject matter.
     (f) Assignment: Atari may not assign any of its rights or obligations under this letter agreement, except that Atari may assign its rights and obligations under this

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letter agreement to any affiliated entity, purchaser, or person who otherwise becomes the owner, of all or substantially all of Atari’s business or assets and which is obligated to fulfill Atari’s obligations under this letter agreement by operation of law, agreement, or otherwise. You may not assign or delegate any of your rights or obligations under this letter agreement.
     (g) Amendment: This letter agreement may be amended only by a writing which makes express reference to this letter agreement and which is signed by you and by Atari.
     (h) Severability: If any provision of this letter agreement is held to be invalid or unenforceable in whole or in part, the remainder of this letter agreement will remain in full force and effect, and the invalid or unenforceable provision will be deemed modified to the extent necessary to make the provision valid and enforceable while carrying out to the fullest extent possible the intent of the parties expressed in the original provision.
     (i) Notices: Any notice or other communication under or with respect to this letter agreement must be in writing and will be deemed given when it is delivered in person or sent by facsimile, or on the third day after the day on which it is mailed, to Atari or to you, as the case may be, addressed to Atari at Atari’s principal offices or to you at the home address in Atari’s personnel files (or, if you have not specified a home address, at Atari’s principal offices).
     (j) Counterparts: This letter agreement may be executed counterparts, each of which may contain a signature of one party or may contain a facsimile copy of the signature of other party. Each of those counterparts will be an original copy of this letter agreement, but both of them together will constitute one and the same agreement.
     (k) Governing Law: This letter agreement and all matters related to your employment with Atari will be governed by and construed according to the laws of the State of New York as applied to agreements entered into and to be performed within the State of New York. Venue for any action arising under this letter agreement shall be New York, New York.
     (l) Insurance and Indemnification:
     (i) Atari will include you as an insured under any directors and officers liability insurance policy maintained by Atari during your employment.
     (ii) To the fullest extent permitted by law and its certificate of incorporation and by-laws (each, as amended), Atari will indemnify you with

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regard to claims or liabilities during the term of your employment or relating to your acts as an officer and employee of Atari during your employment and will advance all reasonable costs and expenses of defense incurred by you in connection with any action, suit, or proceeding with respect to which you may be entitled to indemnification under this provision, subject to reimbursement if it is later determined that you are not entitled to such indemnification. The indemnity and defense provisions of this Section 13(l) will indefinitely survive the termination of this letter agreement and your employment.
We at Atari are delighted to welcome you as a member of our team. We have achieved our outstanding reputation largely through the efforts of our employees and believe that you will play an important role in our continued success. In return, we believe that you will be both challenged and rewarded by your job opportunities during your employment with us.
We look forward to you joining Atari and anxiously await your response to this offer which will remain in effect for seven (7) days from the date on this letter agreement. Please signify your acceptance of our offer by signing and returning to me one (1) of the enclosed copies of this letter agreement and signed copies of the Proprietary Information and Inventions Agreement and Code of Ethics, Standards and Conduct. In the meantime, should you have any questions, please do not hesitate to contact me.

Sincerely, ATARI, INC.
By:	/s/ Curtis G. Solsvig, III
Curtis G. Solsvig, III
Chief Restructuring Officer

Agreed and Accepted:
I am pleased to accept the terms and conditions as stated above.

/s/ Jim Wilson	Date:	3/31/08

Jim Wilson